18008692



Securities and Exchange Com$l
Trading and Markets

AUG 2 0 2018

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/17**   AND ENDING **06/30/18**

                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SECU Brokerage Services, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

119 N. Salisbury Street, 6th Floor

                                        (No. and Street)

Raleigh	**North Carolina**	**27603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Kinlaw Pitts 919-839-5211

                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP

                                (Name – *if individual, state last, first, middle name*)

1966 Greenspring Dr., Suite 300	**Timonium**	**Maryland**	**21093**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Kinlaw Pitts _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SECU Brokerage Services, Inc. _____, as

of June 30 _____, 20 18 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Junia Kinlaw Pitts
Signature

Chief Financial Officer
Title

M. Virginia Lee
M. Virginia Lee Notary Public   My Commission Expires:
November 30th, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SECU Brokerage Services, Inc.

Financial Statements and Reports

Pursuant to Rule 17a-5

Under the Securities Exchange Act of 1934

June 30, 2018 and 2017

Financial Statements

SECU Brokerage Services, Inc.

June 30, 2018 and 2017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SECU Brokerage Services, Inc.
Raleigh, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of SECU Brokerage Services, Inc. (the Company) as of June 30, 2018 and 2017, the related statements of operations, changes in stockholders' equity, cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the


CliftonLarsonAllen LLP
CLAconnect.com

Board of Directors and Stockholders
SECU Brokerage Services, Inc.

Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2014.
Baltimore, Maryland
August 24, 2018

SECU Brokerage Services, Inc.
Statements of Financial Condition
June 30, 2018 and 2017

	2018	2017
Assets		
Cash and cash equivalents	$ 759,290	$ 679,272
Restricted deposit with clearing organization	100,000	100,000
Receivable – other	22	34
Prepaid expenses	121,627	149,486
Total Assets	$ 980,939	$ 928,792
Liabilities		
Accounts payable and accrued expenses	$ 22,916	$ 34,431
Payable to affiliate	13,912	-0-
Income taxes payable	1,493	-0-
Total Liabilities	38,321	34,431
Stockholder's Equity		
Common stock, $100 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	100,000	100,000
Additional paid-in capital	840,000	840,000
Accumulated earnings (deficit)	2,618	(45,639)
Total Stockholder's Equity	942,618	894,361
Total Liabilities and Stockholder's Equity	$ 980,939	$ 928,792

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Operations
Years Ended June 30, 2018 and 2017

	2018	2017
Revenues		
Service fee income	$ 1,200,000	$ 880,000
Interest income	2,932	887
Other income	3,657	38,503
Total Revenues	1,206,589	919,390
Expenses		
Account transaction fees	147,264	104,539
Account custodial fees	142,556	102,832
Salary expense	364,810	192,208
Occupancy	32,129	-0-
Regulatory and examination expenses	345,562	326,026
Professional fees	21,750	20,250
Liability insurance expense	24,445	24,177
Online system maintenance fees	35,603	44,935
Franchise tax expense	1,414	1,504
Other expenses	19,722	14,656
Total Expenses	1,135,255	831,127
Income before provision for income taxes	71,334	88,263
Current provision for income taxes	23,077	24,904
Net Income	$ 48,257	$ 63,359

The accompanying notes are an integral part of these financial statements

SECU Brokerage Services, Inc.
Statements of Changes in Stockholder's Equity
Years Ended June 30, 2018 and 2017

	Common Stock	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total
Balance at June 30, 2016	$ 100,000	$ 840,000	$ (108,998)	$ 831,002
Net income	-0-	-0-	63,359	63,359
Balance at June 30, 2017	$ 100,000	$ 840,000	$ (45,639)	$ 894,361
Net income	-0-	-0-	48,257	48,257
Balance at June 30, 2018	$ 100,000	$ 840,000	$ 2,618	$ 942,618

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Cash Flows
Years Ended June 30, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net income	$ 48,257	$ 63,359
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in assets:		
Receivable – other	12	(27)
Prepaid expenses	27,859	2,912
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(11,515)	15,928
Payable to affiliate	13,912	-0-
Income taxes payable	1,493	-0-
Total adjustments	31,761	18,813
Net cash and cash equivalents provided by operating activities	80,018	82,172
Net increase in cash and cash equivalents	80,018	82,172
Cash and cash equivalents, beginning of year	679,272	597,100
Cash and cash equivalents, end of year	$ 759,290	$ 679,272

The accompanying notes are an integral part of these financial statements

NOTE 1: <u>ORGANIZATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

Organization

SECU Brokerage Services, Inc. (Company) is incorporated in the State of North Carolina as a broker/dealer under the Securities and Exchange Act of 1934. The Company is a wholly-owned subsidiary of Credit Union Investment Services, Inc. (Parent). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and is therefore subject to certain regulatory requirements, including maintenance of specified levels of net capital.

Credit Union Investment Services, Inc. is a wholly-owned subsidiary of State Employees' Credit Union, a non-profit, member owned financial cooperative. State Employees' Credit Union is a state chartered, federally insured financial cooperative which was formed in 1937 and serves over 2.3 million members in North Carolina.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at acquisition, including money market accounts, to be cash equivalents. Certain cash equivalents are restricted and are recognized as a component of restricted deposit with clearing organization on the balance sheets.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at fair value based on current published market prices.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of the current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

The Company records servicing fees when the services are provided and earned based on contractual terms, when amounts are determined and collectability is reasonably assured. Other types of income are considered to be earned in the period received.

The Company is organized as a C corporation in the State of North Carolina and is subject to a franchise tax for the privilege of doing business in this state. The franchise tax rate is $1.50 per $1,000.00 of capital stock, surplus and undivided profits. The minimum franchise tax is $35.00. For the years ended June 30, 2018 and 2017, the Company's franchise tax expenses were $1,414 and $1,504, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The guidance also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required regarding customer contracts, significant judgements and changes in judgements, and assets recognized from the costs to obtain or fulfill a contract. The guidance will initially be applied retrospectively using one of two methods. The standard will be effective for the entity for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted beginning for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is evaluating the impact of the amended revenue recognition guidance on its financial statements.

In February 2016, the FASB issued amended guidance for the treatment of leases. The guidance requires lessees to recognize a right-of-use asset and a corresponding lease liability for all operating and finance leases with lease terms greater than one year. The guidance also requires both qualitative and quantitative disclosures regarding the nature of the entity's leasing activities. The guidance will initially be applied using a modified

retrospective approach. The amendments in the guidance are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the impact of the amended lease guidance on its financial statements.

There have been no other newly issued or newly applicable accounting pronouncements that have, or are expected to have, a significant impact on the Company's financial statements.

NOTE 2: RESTRICTED DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited cash with Pershing, LLC, a BNY Mellon subsidiary, as security for its transactions with them. As described in the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a minimum of $100,000 in a deposit account for the life of the agreement. Interest is paid monthly on the cash balances at the overnight repurchase agreement rate. The balances at June 30, 2018 and 2017 consist of cash and cash equivalents totaling $100,000.

NOTE 3: RELATED PARTY TRANSACTIONS

Credit Union Investment Services, Inc (Parent) provides brokerage services to the members of State Employees' Credit Union (SECU), which owns a 100% equity interest in the Parent.

The Company has entered into an expense sharing agreement with SECU. Certain costs of operation, including equipment use, are provided to the Company by SECU at no charge. The value of these operational costs provided to the Company by SECU under this agreement is not reflected in these financial statements. The Company has no obligation to reimburse SECU for these costs. Any expenses not identified in the agreement may be paid by SECU or passed on to the Company.

Staff members associated with the Company are employees of SECU. All employee medical benefits, retirement and post retirement plans are funded and managed by SECU. Beginning in 2015, the Company reimburses SECU for salaries and benefits on a full time equivalent basis as outlined in the expense sharing agreement. Beginning in 2018, the Company began including occupancy in the expense sharing agreement. The number of full time equivalents allocated to the Company will be evaluated on an annual basis by management. The Company paid $364,810 and $192,208 for salaries and benefits during the years ended June 30, 2018 and 2017, respectively. The Company paid $32,129 and $0 for occupancy during the years ended June 30, 2018 and 2017, respectively.

The Company has a services agreement with the Parent. The Company receives a monthly service fee at a rate agreed upon by the Company and Parent. During the years ended June 30, 2018 and 2017, the Company recognized $1,200,000 and $880,000, respectively, as income under this agreement

At June 30, 2018 and 2017, the Company owed the Parent $13,912 and $0, respectively for expenses paid on its behalf. At June 30, 2018 and 2017, the Company owed SECU $0 for expenses paid on its behalf. At June 30, 2018 and 2017, the Company was owed $0 by both the Parent and SECU. During the years ended June 30, 2018 and 2017, the Company incurred expenses totaling $0 which were paid by SECU.

NOTE 4: PREPAID EXPENSES

The Company has included prepaid insurance and registration fees in prepaid expenses. The balances are amortized over the term of the policy or registration fee.

NOTE 5: INCOME TAX

Deferred tax assets at June 30, 2018 and 2017 consisted of the following:

	2018	2017
Benefit of net operating loss carryforward for income tax purposes	$ -0-	$ 16,900
Allowance for realization of benefit	(-0-)	(16,900)
Deferred tax asset recognized	$ -0-	$ -0-

Management considers whether it is more likely than not that all or some portion of the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is based on consideration of available evidence, including tax planning strategies and other factors. As of June 30, 2018, no deferred assets remained for valuation consideration. As of June 30, 2017, the Company and its related parent had not demonstrated a history of earnings. Therefore, an allowance for the entire amount of the potential net operating loss benefit was recorded. For the years ended June 30, 2018 and 2017, the Company recognized $23,077 and $24,904, respectively, for income tax expense.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax provisions that would require adjustments or disclosure in the Financial Statements to comply with the provisions of ASC Topic 740, Accounting for Uncertainty in Income Taxes.

By statute, the tax returns for the consolidated group that includes the Company are subject to U.S. federal or state tax examinations by taxing authorities for all fiscal years ended June 30, 2015 and later.

NOTE 6: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2018 and 2017, the Company's net capital of $820,991 and $744,875 exceeded the minimum net capital requirement of $50,000 by $770,991 and $694,875, respectively. The Company's ratio of aggregate indebtedness ($38,321 and $34,431, respectively) to net capital was 0.05 to 1 and 0.05 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

There were no reconciling differences between the audited Net Capital and Net Capital computed pursuant to Rule 15c3-1 as reported in the Company's June 30, 2018 and 2017 FOCUS Reports.

NOTE 7: <u>CONCENTRATIONS</u>

The Company offers brokerage services to the members of SECU through Credit Union Investment Services, Inc., the Parent. The Company's cash deposits are maintained at three financial institutions. Balances on deposit at two of the institutions are insured by the National Credit Union Administration (NCUA) up to $250,000. Balances in excess of the NCUA limit are uninsured. Uninsured deposits were $299,982 and $222,557 at June 30, 2018 and 2017, respectively. The total deposits held by these institutions were $759,290 and $679,272 at June 30, 2018 and 2017, respectively.

NOTE 8: <u>SUBSEQUENT EVENTS</u>

Management evaluated subsequent events through August 24, 2018, the date the financial statements were issued. Events or transactions occurring after June 30, 2018 but prior to August 24, 2018 that provided additional evidence about conditions that existed at June 30, 2018 have been recognized in the financial statements for the year ended June 30, 2018.

NOTE 9: <u>OFF-BALANCE SHEET RISK</u>

The Company operates as an introducing retail broker/dealer on a fully disclosed basis. The Company does not hold customer funds or securities. A clearing broker/dealer is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to collect and authenticate funds which are passed through to the clearing broker/dealer and verify that customer transactions are executed properly by the clearing broker/dealer.

SECU Brokerage Services, Inc.
Schedule I - Computation of Net Capital
Under Rule 15c3-1
At June 30, 2018 and 2017

	2018	2017
Stockholder's equity		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	840,000	840,000
Accumulated earnings (deficit)	2,618	(45,639)
Total stockholder's equity	942,618	894,361
Less: Non allowable assets:		
Prepaid expenses	(121,627)	(149,486)
Total	(121,627)	(149,486)
Net Capital	$ 820,991	$ 744,875
Aggregate indebtedness	$ 38,321	$ 34,431
Computation of net capital requirements		
Minimum net capital requirements:		
6 2/3 percent of net aggregate indebtedness	2,555	2,295
Minimum dollar net capital required	50,000	50,000
Net capital required (greater of above)	50,000	50,000
Excess net capital	$ 770,991	$ 694,875
Percentage of aggregate indebtedness to net capital	0.05 : 1	0.05 : 1

Note: There are no differences between the net capital calculation under SEC Rule 15c3-1 shown above and the June 30, 2018 and 2017 unaudited FOCUS reports Part IIA.

SECU Brokerage Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (Exemption)

A computation of reserve requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for exemption under Rule 15c3-3, section (k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

SECU Brokerage Services, Inc.
Schedule III – Information for Possession or Control Requirements
Under Rule 15c3-3 (Exemption)

Information relating to possession or control requirements is not applicable to SECU

Brokerage Services, Inc. as the Company qualifies for an exemption under Rule 15c3-3,

section (k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and

for customers on a fully disclosed basis with a clearing broker or dealer.



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
SECU Brokerage Services, Inc.
Raleigh, North Carolina

We have performed the procedures enumerated below, which were agreed to by SECU Brokerage Services, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC) and Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other designated examining authorities related to the Company's compliance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the SIPC Series 600 Rules, and the applicable instructions of the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2018. The Company's management is responsible for its compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check, and tracing the payment to the subsequent clearing on the bank statement, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

    a. Compared the $298,513 aggregate total of deductions reported on page 2, line 2c of Form SIPC-7 for the year ended June 30, 2018, to the Company's supporting schedule, noting no differences.



A member of
Nexia
International

Board of Directors and Stockholders
SECU Brokerage Services, Inc.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues as of July 1, 2017 to June 30, 2018 on page 2, line 2d and the General Assessment of 0.0015 on page 2, line 2e of $908,076 and $1,362, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the Company's supporting schedule's arithmetical accuracy of the $298,513 aggregate deductions report for the period of July 1, 2017 to June 30, 2018, on page 2, line 2c of Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the specified requirements. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltimore, Maryland
August 24, 2018

Board of Directors and Stockholders
SECU Brokerage Services, Inc.

SECU BROKERAGE SERVICES INC.
GENERAL ASSESSMENT RECONCILIATION
Year Ended June 30, 2018

Total Revenue	$ 1,206,589
Total Deductions	298,513
SIPC Net Operating Revenues	$ 908,076
General Assessment @ .0015	$ 1,362

Less Payments Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
01/29/18	SIPC-6	$ -	$ 476
07/27/18	SIPC-7	-	1,362
		$ -	$ 1,838



CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
SECU Brokerage Services, Inc.
Raleigh, North Carolina

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) SECU Brokerage Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3, paragraph (k)(2)(ii) (the "exemption provisions") and (2) SECU Brokerage Services, Inc. stated that SECU Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Baltmore, Mayland
August 24, 2018



A member of
Nexia
International



July 30, 2018

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: SEC Rule 17a-5 Exemption Compliance

To Whom It May Concern:

The following information details our exemption compliance with SEC Rule 17a-5 reporting requirements:

- SECU Brokerage Services, Inc. is an introducing broker/ dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker, Pershing, LLC. SECU Brokerage Services, Inc. promptly transmits all customer funds and securities to the clearing broker and claims exemption from Rule 15c3-3 under provisions of paragraph (k)(2)(ii).

- SECU Brokerage Services, Inc. met the above identified exemption provision throughout the most recent fiscal year ended June 30, 2018 with no exceptions.

Please contact me if you have any further questions or concerns. Thank you for your assistance.

Sincerely,

Jennifer Kinlaw Pitts
Chief Financial Officer

   
"Equal Employment/Affirmative Action Employer, M/F"

